Seritage Growth Properties

500 Fifth Avenue, Suite 1530

New York, New York 10010

December 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seritage Growth Properties

Registration Statement on Form S-3

File No. 333-261418

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seritage Growth Properties (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on December 8, 2021, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Joshua Wechsler of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (212) 859-8689.

Very truly yours,

SERITAGE GROWTH PROPERTIES

By:	/s/ Matthew Fernand
	Name:	Matthew Fernand
	Title:	Chief Legal Officer